03014976

SEC MAIL RECEIVED MAR - 4 2003 181 SECTION WASH., D.C.

cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FRED MONTGOMERY COMPANY, ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1246 Willow Gate Lane
(No. and Street)

St. Charles IL 60174
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED MONTGOMERY 800-615-1580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARNES + ASSOCIATES CPA'S
(Name — *if individual, state last, first, middle name*)

817 Mission Ave #2C San Rafael CA 94901
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Montgomery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Montgomery Company, Inc, as of ____________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

F. Montgomery
Signature

President
Title

Notary Public

Notary Public State of Arizona
Pima County
Barbra R Kingman
Expires July 4, 2003

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

CONTENTS

SUPPLEMENTARY INFORMATION

Barnes & Associates, CPAs

strategies for profitability

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fred Montgomery Company, Inc.
(An S Corporation)

We have audited the accompanying balance sheets of Fred Montgomery Company, Inc., (an S Corporation) as of December 31, 2002 and 2001 and the related statements of income, of retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Fred Montgomery Company, Inc. (an S Corporation) as of December 31, 2002 and 2001 and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2002 and 2001 in conformity with generally accepted accounting principles.

Barnes & Associates

Barnes & Associates
Certified Public Accountants

February 21, 2003

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
BALANCE SHEETS

ASSETS

	December 31,	
	2002	2001
Current assets		
Cash	$ 31,145	$ 23,406
Marketable securities	18,183	20,743
Accounts receivable	17,684	18,682
Auto loan receivable	-	750
Prepaid expenses	-	624
	67,012	64,205
Property and equipment		
Vehicles	46,394	46,394
Furniture, equipment and fixtures	25,007	23,040
Total property and equipment	71,401	69,434
Less: accumulated depreciation	(49,020)	(34,639)
Property and equipment, net	22,381	34,795
	$ 89,393	$ 99,000

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2002	December 31, 2001
Current liabilities		
Accounts payable	3,575	3,203
Accrued liabilities	-	767
Total liabilities	3,575	3,970
Stockholder's equity		
Common stock, $ 1 par value, 1,000,000 shares authorized, 12,000 shares issued and outstanding	12,000	12,000
Retained earnings	73,818	83,030
Total stockholder's equity	85,818	95,030
	$ 89,393	$ 99,000

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF INCOME

	Years ended December 31,	
	2002	2001
Revenue:		
Commission income	$ 2,241	$ 22,503
Fee income	70,063	72,510
Insurance commissions	1,452	619
Other income	1,962	
Total revenue	75,718	95,632
Operating expenses:		
Advertising	950	1,131
Auto	2,052	2,461
Bad debt	510	-
Business meals	504	1,327
Computer	2,619	2,933
Contributions	1,179	2,090
Continuing education	40	-
Depreciation	14,381	12,908
Employee benefits	5,178	4,146
Insurance	4,619	3,063
Interest	142	373
Licenses and fees	1,476	1,802
Miscellaneous	94	294
Moving expenses	-	9,434
Office expense	11,057	17,607
Professional fees	2,047	3,491
Repairs and maintenance	7,092	6,431
Research and subscriptions	2,765	2,343
Taxes	2,241	500
Travel	7,037	6,351
Wages	-	9,600
Payroll taxes	-	809
Total operating expenses	65,983	89,094
Income from operations	9,735	6,538
Loss on investment	(2,560)	(3,669)
Income before taxes	7,175	2,869
Provision for income tax	800	800
Net income	$ 6,375	$ 2,069

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF RETAINED EARNINGS

	Years ended December 31,	
	2002	2001
Balance at beginning of year	$ 83,030	$ 93,960
Net income	6,375	2,069
Distributions	(15,587)	(12,999)
Balance at end of year	$ 73,818	$ 83,030

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 6,375	$ 2,069
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation and amortization	14,381	12,908
Changes in current assets and liabilities:		
Decrease (increase) in accounts receivable	998	3,833
Decrease (increase) in prepaid expenses	624	(3,006)
(Decrease) increase in accrued liabilities	(767)	(35)
(Decrease) increase in accounts payable	372	1,487
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,983	17,256
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in marketable securities	2,560	16,483
Proceeds from sale of asset	750	2,500
Purchase of fixed assets	(1,967)	(5,222)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	1,343	13,761
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on loan	-	(17,723)
Distributions to stockholder	(15,587)	(12,999)
NET CASH USED BY FINANCING ACTIVITIES	(15,587)	(30,722)
Net increase (decrease) in cash	7,739	295
Cash at beginning of year	23,406	23,111
Cash at end of year	$ 31,145	$ 23,406

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Fred Montgomery Company, Inc., (the Company), was incorporated on August 8, 1995. Prior to that date, the company operated as a sole proprietorship. The Company is a securities broker and a member of the National Association of Securities Dealers, dealing only in mutual funds and variable annuities. The Company also offers investment advisory services. At December 31, 2002, the Company had $14 million under management.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents are liquid investments that are readily convertible into cash and have an original maturity of 90 days or less.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is computed using the straight line method over the estimated useful lives of the property and equipment of five to seven years.

Revenue Recognition

The Company's main sources of income are commissions and advisory fees. Commissions are recognized as income when the related sale of securities or insurance is completed and the amount is determined. Advisory fees are calculated based on a percentage of the market value of the portfolio being managed by the Company.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *continued*

Income Taxes

Effective August 8, 1995, the Company elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the individual stockholder. Therefore, no provision or liability for income tax has been included in these financial statements except for the California minimum franchise tax.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company's facility is located in the stockholder's home. Consequently, certain expenses such as rent, are not charged to the income statement.

The stockholder is the executor for an estate for which the Company acts as an unpaid investment advisor.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the revised Securities and Exchange Commission Uniform Net Capital Rule, Rule 15(c)3–1 which requires broker/dealers to maintain a certain amount of net capital. Brokers who do not receive or hold funds or securities for customers, or owe funds or securities to customers, shall maintain a net capital of not less than $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2002 and 2001, respectively, the Company had net capital of $40,397 and $38,435 and an aggregate indebtedness to net capital ratio of .088497 and .103291 to 1.

NOTE 4 – NOTE PAYABLE

In September 2000, the Company assumed a note payable of $19,682, on an automobile, bearing interest at 8.05% annually, payable in 36 monthly installments of $617 through August 2003. The note was paid in full in March 2001.

SUPPLEMENTARY INFORMATION

Barnes & Associates, CPAs

strategies for profitability

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Fred Montgomery Company, Inc.
(An S Corporation)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Barnes & Associates

Barnes & Associates
Certified Public Accountants

February 21, 2003

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
NET CAPITAL COMPUTATION
YEAR ENDED DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Total liabilities for net capital purposes	$	3,575
Less: deductions and/or changes		-
Total aggregate indebtedness	$	3,575
NET CAPITAL		
Total capital (stockholder's equity) per balance sheet	$	85,818
Less: non – allowable asset items		43,732
Total net capital before haircuts on securities		42,086
Less haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Preferred securities		
B. Other securities		1,689
Total haircut		1,689
NET CAPITAL		40,397
Minimum net capital requirement		5,000
Excess net capital		35,397
Total net capital	$	40,397
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		8.85%
RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPDENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT		
Net capital on FOCUS report	$	40,764
Amount immaterial, no adjustment necessary		(367)
Net capital as reported by auditor	$	40,397

FRED MONTGOMERY COMPANY, INC.

REPORT ON INTERNAL CONTROL STRUCTURE

Barnes & Associates, CPAs

strategies for profitability

Independent Auditors' Report on Internal Control Structure

Fred Montgomery Company, Inc.
San Rafael, California

In planning and performing our audit of the financial statements of Fred Montgomery Company, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(c).

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer accounts.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc. the Securities and Exchange Commissions, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Barnes & Associates

Barnes & Associates
Certified Public Accountants

February 21, 2003